ATCO
GROUP

Corporate Office



Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

February 10, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL



ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed February 10, 2005 for symbol ACO.NV.X
- Corporation's Form 1, filed February 10, 2005 for symbol ACO.Y
- Corporation's Form 1, filed February 10, 2005 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Leslie Lawson
Corporate Secretarial Administrator

Encl.

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.NV.X
Reporting Period:	01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance :	26,403,580	As at :	01/01/2005

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	50,000
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	26,453,580

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **912,450** As at : 01/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/31/2005	N		50,000	400	
01/01/2005	N	100,000			
Totals		100,000	50,000	400	0

Stock Options Outstanding Closing Balance: **962,050** As at : 01/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	02/10/2005 12:24:34
Last Updated:	02/10/2005 12:20:26

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance :	3,492,702	As at :	01/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	3,492,702		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	02/10/2005 12:25:18
Last Updated:	02/10/2005 12:25:06

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	01/01/2005

	Effect on Issued & Outstanding Securities
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	02/10/2005 12:25:52
Last Updated:	02/10/2005 12:25:47